March 8, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Kenneth A. Swanstrom
Chief Executive Officer
Penn Engineering & Manufacturing Corp.
5190 Old Easton Road
Danboro, PA 18916

Re: 	Penn Engineering & Manufacturing Corp.
Schedule 14A filed February 16, 2005
File No. 001-05356

Dear Mr. Swanstrom:

      This is to advise you that we reviewed only those portions of
the above filing that relate to the information required by Item
14
of Schedule 14A. We have the following comments in that regard. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please revise this section so that the summary sets forth only the principal terms of the proposed transaction instead of summarizing the entire filing. It should be no longer than two pages and should be written in plain English. See Item 1001 of Regulation M-A. In addition, please revise this section to eliminate information that you repeat in the Q&A section and your summary section. For purposes of eliminating redundancies and grouping like information together, please view your Q&A section and summary as one section. When revising your disclosure, we strongly suggest that you discuss only the procedural questions with short, clear answers in the Q&A section, and place the material, substantive disclosure in the summary.

The Merger, page 19

Background of the Merger, page 19

2. Please disclose the matters addressed at the July 30, 2003 meeting of the board of directors. In this regard, we note your disclosure in the first paragraph below the table on page 62.

3. We note your disclosure in the first full paragraph on page 20. Please explain why an ESOP would not be as advantageous to your security holders as a sale of your company to a third party at that time.

4. We note your disclosure in the third sentence of the second full paragraph on page 20. Please clarify why the board of directors selected Gleacher to act as its financial advisor over the other advisors it interviewed. In addition, please disclose the information required by Item 1015(b)(2) of Regulation M-A with respect to Gleacher.

5. We note your disclosure in the last sentence of the second paragraph on page 22. Please disclose whether the special committee made the determination to discontinue negotiations with the potential acquiror.

6. We note your disclosure in the fifth paragraph on page 22.
Please
clarify why the special committee selected Houlihan Lokey to act as its financial advisor over the other advisors it interviewed. In addition, please disclose the information required by Item
1015(b)(2)
of Regulation M-A with respect to Houlihan Lokey.

7. We note your disclosure in the first, second and fourth full paragraphs on page 23 regarding an ESOP. Please expand your disclosure throughout this section to discuss the role of the special committee in evaluating the viability of an ESOP. In addition, please explain why the board of directors and, if applicable, the special committee decided not to pursue the viability of an ESOP at that time.

8. Please disclose the reasons for the changes in the merger consideration offered by Tinicum during the course to the negotiations.
9. We note your disclosure in the last sentence of the fourth full paragraph on page 24 regarding the fairness determination made by the trustees of the Swanstrom family trusts. Please either disclose the basis for this determination or delete.

10. We note your disclosure in the first and second full paragraphs on page 26. Please clarify here and throughout your filing that the fairness determinations of Houlihan Lokey and the special committee were made with respect to the security holders of your company other than the members and representatives of the Swanstrom family.

11. We note your disclosure in the third and fifth full paragraphs on page 26. Please clarify here and throughout your filing that the fairness determinations of Gleacher and the board of directors were made with respect to the security holders of your company including the members and representatives of the Swanstrom family.

Recommendation by the Special Committee and our Board of Directors..., page 27

12. Please supplementally provide the staff with a copy of the board book.

Negotiations on Merger Agreement, page 28

13. Please balance your disclosure in the second sentence by disclosing whether the board of directors and special committee considered whether the interests of your senior management in the transaction affected their ability to negotiate the terms of the transaction. In this regard, we note your disclosure under "Interests of Our Directors and Officers in the Merger" beginning on page 61.

Projected Financial Performance and Related Risks and
Uncertainties,
page 30

14. Please describe with greater specificity why you believe it would be difficult to replace your senior management.

Our Recent Earnings Results, page 30

15. The factors considered in determining fairness must be explained in enough detail for security holders to understand them. Conclusory statements or listing of generalized areas of consideration are not sufficient. Please revise to explain how each of the factors discussed supports the fairness determination.

Houlihan Lokey`s Fairness Opinion, page 36

16. Please provide the information required by Item 1015(b)(4) of Regulation M-A.

17. Please revise the first and second paragraphs on page 37 to eliminate your qualifications regarding the summary of Houlihan
Lokey`s fairness opinion, as security holders are entitled to rely on your disclosure.

18. We note your disclose in the last sentence of the first full paragraph on page 38. Please disclose the date of the financial statements reviewed by Houlihan Lokey.

19. You state in the last bullet on page 38 that Houlihan Lokey conducted "such other studies, analyses and inquires as it deemed appropriate." Please describe these other studies and analyses that
Houlihan Lokey performed and discuss the other factors and information that it took into account for the purposes of its fairness opinion or otherwise delete the reference.

20. Please discuss any instructions that the board of directors gave to Houlihan Lokey, and whether and to what extent it imposed limitations on the scope of Houlihan Lokey`s investigations. See
Item 1015(b)(6) of Regulation M-A.

Gleacher`s Fairness Opinion, page 46

21. Please provide the information required by Item 1015(b)(4) of Regulation M-A.

22. Please revise the first full paragraph on page 47 to eliminate your qualifications regarding the summary of Gleacher`s fairness opinion, as security holders are entitled to rely on your disclosure.

23. You state in the last bullet on page 38 that Gleacher performed
"such other analyses and considered such other factors as Gleacher deemed appropriate." Please describe these other analyses and factors that Gleacher performed and discuss the other factors and information that it took into account for the purposes of its fairness opinion or otherwise delete the reference.

24. We note that Gleacher assumed that the final agreement was in substantially similar form as the draft agreement it reviewed in connection with providing its fairness opinion. Please clarify how the agreement changed subsequent to review by Gleacher and indicate whether the changes were material.

25. Please discuss any instructions that the special committee gave to Gleacher, and whether and to what extent it imposed limitations on the scope of Gleacher`s investigations. See Item 1015(b)(6) of Regulation M-A.

*	*	*	*

      As appropriate, please amend your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in its filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding the foregoing, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202)
824-
5612 or, in his absence, Chris Edwards, Senior Staff Attorney, at
(202) 942-2842, or the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Frederick W. Dreher
Mr. Richard L. Cohen
Duane Morris LLP
One Liberty Place
Philadelphia, PA 19103
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Mr. Kenneth A. Swanstrom
March 8, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE